EXHIBIT 4.3

PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1 Definitions

      In this Plan of Arrangement, the following terms have the following respective meanings:

(a)	“Arrangement” means the arrangement under Section 192 of the CBCA described in this Plan of Arrangement involving the Corporation, its Securityholders, FCL, Subco, the Fund, Teck, Westshore, TBCI, QCP, Luscar, CONSOL, Sherritt, SCPII and OTPP;

(b)	“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Provinces of Alberta, British Columbia and Ontario, on which the principal commercial banks in downtown Calgary, Toronto and Vancouver are generally open for the transaction of commercial banking business;

(c)	“Canadian Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended;

(d)	“Cash Option” means the alternative available to Participating Shareholders under the Arrangement to elect to receive $35.00 in cash for each Common Share held, subject to pro ration;

(e)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, C.c-44, as amended;

(f)	“Certificate of Arrangement“ means the certificate or proof of filing of the Articles of Arrangement to be issued pursuant to Section 192(7) of the CBCA;

(g)	“Combination Agreement” means the combination agreement and schedules thereto dated January 12, 2003 between the Corporation, Teck, Westshore, OTPP and Sherritt, as the same may be amended in accordance with its terms;

(h)	“Common Shares” means the common shares in the capital of the Corporation;

(i)	“Common Share Trading Price” means the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the earlier of the date upon which the election for the Cash Option or the Unit Option must be made and the Effective Date or such other formula approved by the board of directors of New Fording in the event such trading prices are not reflective of the fair market value of the Common Shares;

(j)	“CONSOL” means CONSOL Energy Inc., CONSOL Energy Canada Ltd. and/or CONSOL of Canada Inc., as the case may be;

(k)	“Corporation” or “Fording” means Fording Inc., a corporation existing under the CBCA;

(l)	“CP Transaction” means the transaction completed on October 1, 2001 pursuant to which Fording became a publicly traded corporation, a predecessor to Fording having previously been indirectly owned by a single shareholder, Canadian Pacific Limited;

(m)	“CP Optionholders” means the former Canadian Pacific Limited optionholders who held options and accompanying share appreciation rights under the key employee stock option plan of Canadian Pacific Limited, which options and stock appreciation rights were replaced, in part, by options and accompanying share appreciation rights issued under Fording’s key employee stock option plan pursuant to a plan of arrangement setting forth the steps comprising the CP Transaction;

(n)	“Depository” means Computershare Trust Company of Canada as the registrar and transfer agent of the Units;

(o)	“Director” means the Director appointed under Section 260 of the CBCA;

(p)	“Dissenting Shareholder” means a registered Shareholder on January 23, 2003 who has duly exercised, and who does not, prior to the time at which the resolution of Securityholders authorizing the Arrangement is approved, withdraw or otherwise relinquish the dissent rights available to it in connection with the Arrangement;

(q)	“Effective Date” means the date shown on the Certificate of Arrangement;

(r)	“Effective Time” means the first moment in time on the Effective Date;

(s)	“Elected Cash Amount” has the meaning set out in Section 3.2(b)(i);

(t)	“Elected Unit Amount” means the aggregate number of Common Shares in respect of which holders of Common Shares have elected or are deemed to have elected to receive ultimately Units in respect of their Common Shares, prior to any pro ration hereunder;

(u)	“Election Form” means the green election form for use by Participating Shareholders respecting the election of the Cash Option, the Unit Option or a combination thereof;

(v)	“Exchange Option Plan” means the Unit option plan of the Fund created as part of the Arrangement pursuant to which Options will ultimately be exchanged for Exchange Options in the form attached to this Plan as Schedule “A”;

(w)	“Exchange Options” means options to purchase Units, and any accompanying unit appreciation rights, to be issued under the Exchange Option Plan;

(x)	“Excluded Assets” means all of the outstanding shares and debt of NYCO Minerals Inc. and 627066 Alberta Ltd., the Initial Unit and Fording’s rights and obligations in connection with its interest in the Esquimault and Nanaimo railway lands including a former mining operation located at Mount Washington on Vancouver Island;

(y)	“Existing Option Plans” means, collectively, the Corporation’s Directors’ Stock Option Plan and its Key Employee Stock Option Plan;

(z)	“FCL” means Fording Coal Limited/Les Charbons Fording, Limitée, a corporation existing under the CBCA;

(aa)	“Fording Royalty” means the participation right retained by New Fording to receive a royalty to be determined on an arm’s length commercial basis in respect of expansion of production, if any, from lands forming part of the Prairie Operations beyond levels on January 12, 2003, such royalty not to exceed 5% of Gross Revenues from such expansion, excluding for this purpose only the planned 2005 expansion of the Genesee mine;

(bb)	“Fund” means the Fording Canadian Coal Trust, a trust to be established under the laws of Alberta pursuant to a declaration of trust;

(cc)	“Fund Notes” means the demand non-interest bearing notes of the Fund, each with a principal amount of $35.00, issuable pursuant to the Plan of Arrangement, substantially in the form attached as Schedule “B”;

(dd)	“Gross Revenue” means, for the purpose of the definition of “Fording Royalty” above, the selling price of product without any deductions or, in the case of product that is deemed to be sold, the fair market value for such product;

(ee)	“Information Circular” means, collectively, the Notice of Special Meeting, Notice of Petition and Information Circular of the Corporation dated November 20, 2002 as supplemented and amended by the first supplement thereto dated December 8, 2002, the second supplement thereto dated December 30, 2002 and the third supplement to which this Plan of Arrangement is attached;

(ff)	“Initial Unit” means the Unit to be issued to FCL in consideration of the contribution of all of the issued and outstanding common shares of Subco upon the formation and settlement of the Fund;

(gg)	“Long-Term Holder” means a Shareholder who:

(i)	owned, or was deemed by the Canadian Tax Act to own, shares of Canadian Pacific Limited (“CPL”) on January 1, 1972, had a cost in such shares on January 1, 1972 that was less than $13.88, continued to hold such shares until October 1, 2001, being the date on which the CP Transaction occurred, and continues to hold the Common Shares received in exchange for such shares of CPL through to the Effective Date; or

(ii)	is an individual (other than a trust) resident in Canada who owned shares of CPL on February 22, 1994, continued to hold such shares until October 1, 2001, being the date on which the CP Transaction occurred, and continues to hold the Common Shares received in exchange for such shares of CPL through to the Effective Date;

(hh)	“Luscar” means Luscar Ltd., a corporation existing under the laws of Alberta, except, in respect of paragraph 3.1(u) and paragraph 3.1(w), means Luscar Ltd. and/or affiliated entities of OTPP and Sherritt;

(ii)	“Luscar Assets” means the assets of the Luscar/CONSOL Joint Ventures which are described in the Luscar/CONSOL Term Sheet dated January 12, 2003 as being transferred, including the Line Creek mine, the Cheviot mine, the Luscar mine and the collective interest of Luscar and CONSOL in Neptune Bulk Terminals (Canada) Ltd.;

(jj)	“Luscar Asset Obligations” means all liabilities and obligations relating to the Luscar Assets, with the exception of those excluded liabilities and obligations that are described in the Luscar/CONSOL Term Sheet dated January 12, 2003, as that term sheet may be amended;

(kk)	“Luscar/CONSOL Joint Ventures” means the joint ventures in which Luscar and CONSOL are equal participants formed for the purpose of mining and preparing coal from the Luscar mine, the undeveloped Cheviot mine and the Line Creek mine;

(ll)	“Luscar/ CONSOL Note” means the demand non-interest bearing note of Subco substantially in the form attached as Schedule “H” having a principal amount determined in accordance with Section 5.2;

(mm)	“Luscar/ CONSOL Royalty” means the 2 1/2% of net revenues royalty retained by each of Luscar and CONSOL based on any coal mined at any time after the Effective Date from Cheviot, Folding Mountain, Cadomin East, Luscar North and any other reserves at the Luscar mine which are part of the Luscar Assets that are not currently defined as part of the A-6 pit at the Luscar mine;

(nn)	“Luscar/ CONSOL Subordinated Note” means the unsecured, subordinated note of Subco to be issued by Subco pursuant to the Arrangement having substantially the terms summarized in the third supplement to the Information Circular and having a principal amount determined in accordance with Section 5.2;

(oo)	“Luscar/ CONSOL Term Sheet” means the Purchase of Luscar/ CONSOL Joint Venture & Related Assets Term Sheet dated January 12, 2003 and signed by Fording, CONSOL and Luscar;

(pp)	“Maximum Cash Amount” means $1.05 billion;

(qq)	“Maximum Unit Amount” means that number of Units equal to the number of outstanding Common Shares at the Effective Time, less (a) 30,000,000 Units representing the Common Shares that will be effectively exchanged for cash, and (b) a number of Units equal to the number of Common Shares held by Small Non-Board Lot Holders and Dissenting Shareholders;

(rr)	“Meeting” means the special meeting of Securityholders to be held on February 19, 2003, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon, among other things, the Amended Arrangement Resolution (as such term is defined in the Information Circular as modified by the third supplement to which this Plan of Arrangement is attached);

(ss)	“New Fording” means Fording Inc., the successor corporation to FCL, Fording and Subco following the commencement of the winding-up of FCL into Fording, the commencement of the winding-up of Fording into Subco and the renaming of Subco as “Fording Inc.”, all of which will occur as part of the Plan of Arrangement;

(tt)	“New Non-Voting Shares” means the New Non-Voting Shares in the capital of Fording having the rights, privileges, conditions and restrictions specified in Schedule “C”;

(uu)	“New Options” means options to purchase New Non-Voting Shares issued by Fording pursuant to the Arrangement in exchange for Options;

(vv)	“New Voting Shares” means the New Voting Preference Shares in the capital of Fording having the rights, privileges, conditions and restrictions specified in Schedule “C”;

(ww)	“Note Indenture” means the trust indenture providing for issuance of the Subordinated Notes to be dated the Effective Date and made between Fording and Computershare Trust Company of Canada as Trustee;

(xx)	“Options” means the outstanding options to purchase Common Shares issued pursuant to the Existing Option Plans;

(yy)	“OTPP” means the Ontario Teachers’ Pension Plan, a non-share capital corporation established under the laws of Ontario;

(zz)	“OTPP Unit Amount” means the 3,150,260 Common Shares held by OTPP;

(aaa)	“Participating Shareholders” means at the Effective Time, holders of Common Shares other than Small Non-Board Lot Holders and Dissenting Shareholders;

(bbb)	“Partnership” means the Fording Coal Partnership, the general partnership to be formed under the laws of Alberta, the initial partners of which will be FCL, Teck, QCP and TBCI;

(ccc)	“Partnership Promissory Note” means the demand non-interest bearing promissory note of the Partnership with a principal amount of $125 million substantially in the form attached as Schedule “I”;

(ddd)	“Plan of Arrangement” or “Plan” means this plan of arrangement and any amendment or variation made in accordance with the terms hereof;

(eee)	“Prairie Operations” means the thermal coal mine business of Fording and its holdings of mineral properties and rights that will be purchased by SCPII or an affiliated entity of OTPP and Sherritt as described in the Prairie Operations Term Sheet. This business consists principally of Fording’s operations at Genesee, Whitewood and Highvale, Alberta, its undeveloped resource properties in Alberta, Manitoba and Saskatchewan, and the royalties receivable from third parties mining at Fording’s mineral properties at locations in Alberta and Saskatchewan. It excludes the rights and obligations of Fording in connection with its interest in the Esquimault and Nanaimo railway lands, including the former mining operation located at the Mount Washington mine site, as well as thermal coal produced incidentally to operations primarily involving Fording’s metallurgical coal business;

(fff)	“Prairie Operations Term Sheet” means the term sheet set forth as Schedule 2.3(c) of the Combination Agreement describing the terms on which the Prairie Operations will be sold by Fording to SCPII or an affiliated entity of OTPP and Sherritt;

(ggg)	“Proceeds Date” means the second trading day on the TSX following the Effective Date or such other date as the board of directors of the Corporation may select;

(hhh)	“QCP” means Quintette Coal Partnership, a general partnership existing under the laws of British Columbia, having as its partners, Teck and TBCI;

(iii)	“QCP Mobile Equipment” means all mobile equipment owned by QCP other than mobile equipment owned by QCP and leased to Teck as at January 12, 2003;

(jjj)	“SCPII” means Sherritt Coal Partnership II, a general partnership existing under the laws of Ontario, the two partners of which are wholly-owned subsidiaries of each of OTPP and Sherritt;

(kkk)	“Securityholders” means, collectively, Shareholders and holders of Options;

(lll)	“Shareholder Rights Plan” means the existing Fording shareholder rights plan;

(mmm)	“Shareholders” means the holders of Common Shares shown from time to time on the register maintained by or on behalf of Fording in respect of such Common Shares;

(nnn)	“Sherritt” means Sherritt International Corporation, a corporation existing under the laws of New Brunswick;

(ooo)	“Small Non-Board Lot Holder” means a registered holder of Common Shares holding 20 Common Shares or less as of the close of business in Calgary, Alberta on November 19, 2002 who continues to hold such Common Shares as a registered holder through to the Proceeds Date and who does not elect to receive Units pursuant to the Arrangement;

(ppp)	“Small Non-Board Lot Holder Retention of Interest Form” means the form enclosed in packages sent to registered Shareholders with the Information Circular of the Corporation dated November 20, 2002, pursuant to which Shareholders of 20 Common Shares or less may elect to receive Units as consideration under the New Arrangement;

(qqq)	“Subco” means 4123212 Canada Ltd., a corporation existing under the CBCA into which Fording and FCL will be wound-up and which will become New Fording;

(rrr)	“Subco Common Shares” means the common shares in the capital of Subco having substantially the rights, privileges, conditions and restrictions set forth in Schedule “D”;

(sss)	“Subco Nominal Notes” means the demand, non-interest bearing notes of Subco, each with a principal amount of $0.01, issuable pursuant to the Arrangement substantially in the form attached as Schedule “E”;

(ttt)	“Subco Preferred Shares” means the preferred shares in the capital of Subco having substantially the rights, privileges, conditions and restrictions set forth in Schedule “F”, and each having a redemption amount determined in accordance with Section 5.1;

(uuu)	“Subco Promissory Notes” means the demand non-interest bearing promissory notes of Subco each with a principal amount equal to the amount obtained by dividing $445 million by the number of Common Shares held by Participating Shareholders immediately prior to the Effective Time substantially in the form attached as Schedule “G”;

(vvv)	“Subordinated Notes” means the unsecured, subordinated notes of Subco to be issued by Subco pursuant to the Arrangement having substantially the terms summarized on page 59 of the Information Circular dated November 20, 2002 under the heading “Subordinated Notes” and each having a principal amount determined in accordance with Section 5.1, and for greater certainty, do not include the Luscar/ CONSOL Subordinated Note;

(www)	“TBCI” means Teck Bullmoose Coal Inc., a corporation existing under the laws of British Columbia;

(xxx)	“Teck” means Teck Cominco Limited, a corporation existing under the CBCA;

(yyy)	“Teck Contributed Assets” means all assets (other than cash) and liabilities associated with the Elkview Mine and all other properties with potential coal reserves or resources owned by Teck or its affiliates in North America and associated surface rights other than (a) the Quintette coal leases and licences and overlying surface tenures (the balance of which will be conveyed after completion of the reclamation); (b) mobile equipment and related parts owned by QCP (the balance of the QCP Mobile Equipment and related parts will be conveyed to the Partnership after completion of reclamation); (c) any assets related to the Bullmoose mine (the balance of which will be conveyed, subject to receipt of joint venture consent, when shutdown by TBCI has been completed and the mine reclaimed); and (d) for greater certainty, mobile equipment used at Elkview leased from QCP and Teck’s and TBCI’s interest in QCP;

(zzz)	“TSX” means the Toronto Stock Exchange;

(aaaa)	“Unit” means a trust unit of the Fund;

(bbbb)	“Unit Option” means the election available to Participating Shareholders pursuant to the Arrangement to ultimately receive a Unit for each Common Share in respect of which an election is made or deemed to be made under this Plan, subject to pro ration, instead of a Fund Note for the exchanges described herein which election is given effect under this Plan by such Participating Shareholder receiving a Unit;

(cccc)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

(dddd)	“Westshore” means Westshore Terminals Income Fund, an open-ended trust existing under the laws of British Columbia.

1.2 Certain Rules of Interpretation

      In this Plan:

(a)	Currency — Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(b)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

(c)	Including — Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.

(d)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(e)	Statutory References — A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(f)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3 Schedules

      The Schedules to this Plan, as listed below, are an integral part of this Plan:

Schedule	Description

Schedule “A”	Exchange Option Plan
Schedule “B”	Form of Fund Note
Schedule “C”	Rights, Privileges, Conditions and Restrictions attaching to the New Voting Shares and the New Non-Voting Shares
Schedule “D”	Rights, Privileges, Conditions and Restrictions attaching to the Subco Common Shares
Schedule “E”	Form of Subco Nominal Note
Schedule “F”	Rights, Privileges, Conditions and Restrictions attaching to the Subco Preferred Shares
Schedule “G”	Form of Subco Promissory Note
Schedule “H”	Form of Luscar/CONSOL Note
Schedule “I”	Form of Partnership Promissory Note

ARTICLE 2

PURPOSE AND EFFECT OF THE ARRANGEMENT

2.1 Arrangement

      This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of, the Combination Agreement.

2.2 Effectiveness

      Upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, this Plan of Arrangement will become effective and will be binding without any further authorization, act or formality on the part of the parties participating in the Plan, the Court, the Director or the Securityholders, from and after the Effective Time. Other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any party or person until the Effective Time. Furthermore, each of the events listed in Section 3.1 shall be, without affecting the timing set out in Section 3.1, mutually conditional, such that no event may occur without all steps occurring and the events together effect the integrated transaction which constitutes the Arrangement.

ARTICLE 3

ARRANGEMENT

3.1	Events Occurring Within the Plan

      Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur, except as otherwise noted, one minute apart and in the following order without any further act or formality:

(a)	The Shareholder Rights Plan will be terminated;

(b)	Each outstanding Common Share held by a Small Non-Board Lot Holder will be cancelled by Fording in consideration for the payment of an amount in cash equal to the Common Share Trading Price;

(c)	The stated capital account maintained by FCL for its class of common shares will be reduced to $1.00 without any payment or other distribution of property by FCL therefor;

(d)	FCL will transfer beneficial ownership in all of its inventories and an undivided 75% interest in all of its other assets, excluding the Excluded Assets and the Prairie Operations, into the Partnership as a capital contribution to the Partnership in exchange for:

(i)	the Partnership Promissory Note;

(ii)	the assumption of that portion of the obligations relating to the assets, and the operation thereof, contributed to the Partnership as a capital contribution pursuant to this paragraph 3.1(d) and paragraph 3.1(aa) as is determined by FCL prior to the Effective Date; and

(iii)	an interest in the Partnership that will, after completion of all capital contributions to the Partnership made pursuant to this Section 3.1, equal the product obtained when 65% is multiplied by the quotient obtained when:

(A)	the excess of the fair market value of the assets contributed to the Partnership as a capital contribution pursuant to this paragraph 3.1(d) over the total of the principal amount of the Partnership Promissory Note and the amount of obligations assumed pursuant to this paragraph 3.1(d);

is divided by:

(B)	the excess of the total fair market value of the assets contributed to the Partnership as a capital contribution pursuant to this paragraph 3.1(d) and paragraph 3.1(aa) over the total of the principal amount of the Partnership Promissory Note and the amount of obligations assumed pursuant to this paragraph 3.1(d) and paragraph 3.1(aa);

which interest in the Partnership will, at such time, represent an overwhelming majority of the interests in the Partnership;

(e)	Fording and FCL will adopt a plan of complete liquidation of FCL under section 332 of the U.S. Tax Code and, pursuant to subsection 210(3) of the CBCA, FCL will commence to wind-up and dissolve in accordance with subsection 88(1) of the Canadian Tax Act, and pursuant thereto, will transfer beneficial ownership in all of its property to Fording as its sole shareholder and Fording will assume all obligations of FCL;

(f)	The New Non-Voting Shares and the New Voting Shares will be created as authorized classes of shares of Fording;

(g)	Each outstanding Common Share held by a Participating Shareholder will be exchanged for one New Voting Share and one New Non-Voting Share, all such Common Shares so exchanged will be cancelled, and thereafter the Common Shares will cease to be an authorized class of shares of Fording;

(h)	Contemporaneously with the transaction set forth in paragraph 3.1(g), each outstanding Option will be exchanged for a New Option and the exercise price under the New Option will be equal to the exercise price of the outstanding Option, less the excess, if any, of (A) the fair market value of a Common Share immediately prior to the share exchange referred to in paragraph 3.1(g) over (B) the fair market value of a New Non-Voting Share immediately after the share exchange referred to in paragraph 3.1(g), and thereafter the outstanding Option will be cancelled;

(i)	Each New Voting Share held by a Participating Shareholder will be acquired by Subco in exchange for the issuance of one Subco Nominal Note;

(j)	Subject to Section 3.2, each New Non-Voting Share and Subco Nominal Note held by a Participating Shareholder (other than a Long-Term Holder) who has elected the Cash Option in respect of the relevant Common Share will be acquired by the Fund in exchange for the issuance of one Fund Note;

(k)	Subject to Section 3.2, and contemporaneously with the transaction set forth in paragraph 3.1(j), each New Non-Voting Share and Subco Nominal Note held by a Participating Shareholder (other than a Long-Term Holder) who has elected the Unit Option in respect of the relevant Common Share will be acquired by the Fund in exchange for the issuance of one Unit;

(l)	Each New Non-Voting Share held by a Long-Term Holder will be acquired by Subco in exchange for the issuance of one Subco Promissory Note, one Subordinated Note and one Subco Preferred Share;

(m)	Subject to Section 3.2, the Subco Nominal Notes, Subco Promissory Notes, Subordinated Notes and Subco Preferred Shares held by each Long-Term Holder who has elected the Cash Option in respect of the relevant Common Share will be acquired by the Fund in exchange for the issuance of one Fund Note for each New Non-Voting Share held by the Long-Term Holder immediately before the exchange referred to in paragraph 3.1(l);

(n)	Subject to Section 3.2 and contemporaneously with the transaction set forth in paragraph 3.1(m), the Subco Nominal Notes, Subco Promissory Notes, Subordinated Notes and Subco Preferred Shares held by each Long-Term Holder who has elected the Unit Option in respect of the relevant Common Share will be acquired by the Fund in exchange for the issuance of one Unit for each New Non-Voting Share held by the Long-Term Holder immediately before the exchange referred to in paragraph 3.1(l);

(o)	The Exchange Option Plan will become effective;

(p)	Each outstanding New Option will be exchanged for an Exchange Option and the exercise price under the Exchange Option will be equal to the exercise price of the original Option for which the New Option was received pursuant to the exchange referred to in paragraph 3.1(h);

(i)	less the excess, if any, of (A) the fair market value of a Common Share immediately prior to the share exchange referred to in paragraph 3.1(g) (determined by computing the weighted average trading price of a Common Share for the five trading days immediately preceding the Effective Date) over (B) the fair market value of a Unit immediately after the exchange referred to in paragraph 3.1(k) (determined by computing the weighted average trading price of a Unit for the five trading days beginning with the Effective Date), or

(ii)	plus the excess, if any, of (A) the fair market value of a Unit immediately after the exchange referred to in paragraph 3.1(k) (determined by computing the weighted average trading price of a Unit for the five trading days beginning with the Effective Date) over (B) the fair market value of a Common Share immediately prior to the share exchange referred to in paragraph 3.1(g) (determined by computing the weighted average trading price of a Common Share for the five trading days immediately preceding the Effective Date);

or such other amount determined by the Trustees of the Fund as is required to ensure that the “in-the-money” amount of the Exchange Option, immediately after the exchange, will be equal to the “in-the-money” amount of the corresponding original Option immediately before the exchange referred to in paragraph 3.1(h), and thereafter the New Option will be cancelled;

(q)	The Initial Unit will be redeemed by the Fund for an amount equal to its fair market value;

(r)	Each New Non-Voting Share held by the Fund will be acquired by Subco in exchange for the issuance of one Subordinated Note, one Subco Preferred Share and one Subco Promissory Note;

(s)	The stated capital account maintained by Fording for its class of New Non-Voting Common Shares will be reduced to $1.00 without any payment or other distribution of property by Fording therefor;

(t)	Subco and Fording will adopt a plan of complete liquidation of Fording under section 332 of the U.S. Tax Code and, pursuant to subsection 210(3) of the CBCA, Fording will commence to wind-up and dissolve in accordance with subsection 88(1) of the Canadian Tax Act, and pursuant thereto, will transfer beneficial ownership in all of its property to Subco as its sole shareholder and Subco will assume all obligations of Fording;

(u)	Luscar and CONSOL

(i)	will transfer or cause to be transferred to Subco all of their beneficial ownership in the Luscar Assets, subject to the Luscar/ CONSOL Royalty, which shall be retained by Luscar and CONSOL; and

(ii)	will, in the case of Luscar (and not CONSOL), pay to Subco in cash the amount, if any, described in that certain letter agreement regarding working capital between Fording, OTPP and Sherritt dated January 12, 2003;

in consideration of:

(iii)	the payment by Subco to Luscar of the amount, if any, described in that certain letter agreement regarding working capital between Fording, OTPP and Sherritt dated January 12, 2003;

(iv)	the payment by Subco to CONSOL of the amount due on account of working capital pursuant to the Luscar/CONSOL Term Sheet;

(v)	the issuance of the Luscar/ CONSOL Note and the Luscar/ CONSOL Subordinated Note; and

(vi)	the assumption of the Luscar Asset Obligations;

(v)	Subco will transfer to SCPII (or an affiliated entity of OTPP and Sherritt) beneficial ownership of the Prairie Operations, subject to the Fording Royalty which shall be retained by Subco, in consideration of a cash payment by SCPII of $225 million, subject to a potential adjustment for working capital (such funds will be used to pay amounts associated with the implementation of the Plan, including ultimate payment of the Cash Option);

(w)	The Luscar/ CONSOL Note and the Luscar/ CONSOL Subordinated Note held by Luscar and CONSOL will be acquired by the Fund in exchange for the issuance to each of Luscar and CONSOL of 3.2 million Units;

(x)	The Luscar/ CONSOL Note held by the Fund will be repaid by Subco by the issuance of Subco Preferred Shares having an aggregate redemption amount equal to the principal amount of the Luscar/ CONSOL Note;

(y)	Each of Teck and Westshore will pay $150 million to the Fund to purchase 4,285,714 Units from the Fund, Sherritt will pay $100 million to the Fund to purchase 2,857,142 Units from the Fund, and OTPP will pay $275 million to the Fund to purchase 7,857,142 Units from the Fund, in each case at a price of $35.00 per Unit;

(z)	The Existing Option Plans will be terminated and all rights and entitlements of participants under such plan will be terminated;

(aa)	Subco will, effective 11:55 p.m. on the Effective Date, transfer its beneficial ownership of the Luscar Assets and all of its other assets, excluding the Excluded Assets, into the Partnership as a capital contribution to the Partnership in exchange for the assumption of obligations relating to the assets, and the operation thereof, contributed to the Partnership in paragraph 3.1(d) and this paragraph 3.1(aa) that were not assumed in subparagraph 3.1(d)(ii) and the Luscar Asset Obligations, the obligation of the Partnership to pay to Subco an amount equal to the amount, if any, described in subparagraph 3.1(u)(iii) and an interest in the Partnership that will, after completion of all capital contributions to the Partnership made pursuant to this Section 3.1, be equal to the excess of 65% over the interest in the Partnership described in subparagraph 3.1(d)(iii);

(bb)	Contemporaneously with the transaction set forth in paragraph 3.1(aa), Teck will contribute to the Partnership $125 million of cash and will transfer into the Partnership beneficial ownership of the Teck Contributed Assets (but excluding the Teck Contributed Assets to be contributed by TBCI and QCP) as a capital contribution to the Partnership in exchange for the assumption of obligations related to such assets and an interest in the Partnership which will, after completion of all capital contributions to the Partnership made pursuant to this Section 3.1, be a 34.833% interest in the Partnership;

(cc)	Contemporaneously with the transaction set forth in paragraph 3.1(aa), QCP will transfer to the Partnership beneficial ownership of all of its fee simple lands and related tenures including the fixtures thereon (excluding its coal lease and licences and overlying surface tenures) as a capital contribution to the Partnership in exchange for the assumption of obligations related to such assets and an interest in the Partnership which will, after completion of all capital contributions to the Partnership made pursuant to this Section 3.1, be a 0.164% interest in the Partnership, and for greater certainty, the consideration for the interest in the Partnership will include QCP’s obligation to convey the balance of the QCP Mobile Equipment and its coal lease and licences and overlying tenures to the Partnership after completion of reclamation;

(dd)	Contemporaneously with the transaction set forth in paragraph 3.1(aa), TBCI will acquire an interest in the Partnership which will, after completion of all capital contributions to the Partnership made pursuant to this Section 3.1, be a 0.003% interest in the Partnership, the consideration therefor being TBCI’s obligation, subject to receipt of joint venture consent, to transfer to the Partnership all coal properties comprising the Bullmoose Mine owned by TBCI after completion of reclamation at the Bullmoose Mine;

(ee)	Effective 11:56 p.m. on the Effective Date, the Partnership Promissory Note held by Subco will be repaid by the Partnership by the payment of cash equal to its principal amount;

(ff)	Effective 11:57 p.m. on the Effective Date, the Subco Nominal Notes held by the Fund will be repaid by Subco by the payment of cash equal to their principal amount;

(gg)	Contemporaneously with the transaction set forth in paragraph 3.1(ff), the Subco Promissory Notes held by the Fund will be repaid by Subco by the payment of cash equal to their principal amount;

(hh)	Effective 11:58 p.m. on the Effective Date, the Fund Notes will be repaid by the Fund by the payment of cash equal to their principal amount (and the Fund will hold such payment on behalf of the recipients until payment thereof in accordance with this Plan); and

(ii)	Effective 11:59 p.m. on the Effective Date, Subco will change its name to “Fording Inc.”.

3.2 Adjustments to Cash Option and Unit Option Elections

(a)	The Maximum Cash Amount will be paid, and a number of Units equal to the Maximum Unit Amount will be issued, in their entirety, as the consideration to Participating Shareholders under the Arrangement. If more than the Maximum Cash Amount is elected pursuant to the Cash Option, it will be necessary to pro rate the Maximum Cash Amount among those holders who elected to receive cash and pay the balance of the Elected Cash Amount in Units. If a number of Units greater than the Maximum Unit Amount is elected pursuant to the Unit Option at an issue price of $35.00 per Unit, it will be necessary to pro rate the Maximum Unit Amount (less the OTPP Unit Amount) among those holders (other than OTPP) who elect to receive Units and pay the balance of the Elected Unit Amount in cash in an amount equal to $35.00 per Common Share, subject to pro ration as described in this Section.

(b)	Notwithstanding the election of the Cash Option by a Participating Shareholder, the number of Common Shares in respect of which the holder will be deemed to have elected the Cash Option will be:

(i)	subject to paragraph 3.2(c)(ii), if the product of the aggregate number of Common Shares in respect of which Participating Shareholders elect the Cash Option and $35.00 (the

“Elected Cash Amount”) does not exceed the Maximum Cash Amount, the number of Common Shares in respect of which the holder elected the Cash Option;

(ii)	if the Elected Cash Amount exceeds the Maximum Cash Amount, that number of Common Shares determined by multiplying the total number of Common Shares in respect of which the holder elected the Cash Option by the quotient obtained by dividing the Maximum Cash Amount by the Elected Cash Amount, and such holder shall be deemed to have elected the Unit Option in respect of the balance of such holder’s Common Shares.

(c)	Notwithstanding the election or deemed election of the Unit Option by a Participating Shareholder (other than OTPP), the number of Common Shares in respect of which the holder (other than OTPP) will be deemed to have elected the Unit Option will be:

(i)	subject to paragraph 3.2(b)(ii), if the Elected Cash Amount exceeds the Maximum Cash Amount, the number of Common Shares in respect of which the holder elected, or is deemed to have elected pursuant to paragraph 3.3(a) or 3.3(b), the Unit Option; and

(ii)	if the Elected Cash Amount does not exceed the Maximum Cash Amount, that number of Common Shares determined by multiplying the total number of Common Shares in respect of which the holder elected or is deemed to have elected pursuant to paragraph 3.3(b), the Unit Option by the quotient obtained by dividing:

(iii)	the excess of the Maximum Unit Amount over the OTPP Unit Amount, by

(iv)	the excess of the Elected Unit Amount over the OTPP Unit Amount;

and such holder shall be deemed to have elected the Cash Option in respect of the balance of such holder’s Common Shares.

3.3 Manner of Making Elections

(a)	Each Participating Shareholder (other than OTPP) shall have the opportunity to elect either the Cash Option, the Unit Option or a combination thereof by depositing, or by causing its agent or other representative to deposit, with Computershare Trust Company of Canada on or before February 18, 2003, or such other date as is determined by the board of directors of the Corporation and publicly announced in advance thereof, a duly completed Election Form indicating such holder’s election together with the certificates representing such holder’s Common Shares.

(b)	Any holder who (i) does not deposit with Computershare Trust Company of Canada a duly completed Election Form prior to the date specified above, (ii) has properly submitted a Small Non-Board Lot Holder Retention of Interest Form, or (iii) otherwise fails to comply fully with the requirements of paragraph 3.3(a) and the Election Form in respect of such holder’s election of the Cash Option or Unit Option, shall be deemed to have elected the Unit Option in respect of its Common Shares.

(c)	Any deposit of an Election Form and accompanying certificates may be made at any of the offices of Computershare Trust Company of Canada specified in the Election Form.

(d)	For certainty, OTPP will be deemed to have elected to receive Units for all of its Common Shares, whether held directly or indirectly, and shall not be subject to pro ration in respect of such election.

ARTICLE 4

STATED CAPITAL ADDITIONS

4.1 Additions to Stated Capital

      The amounts added to the stated capital accounts maintained by Fording or Subco in respect of the issuances of shares of the capital stock of Fording or Subco, as the case may be, under the Plan will be as follows:

(a)	in connection with the issuance of New Voting Shares pursuant to paragraph 3.1(g) of the Plan, the amount of $0.01 per share multiplied by the number of New Voting Shares so issued, shall be added to the stated capital account maintained by Fording in respect of the New Voting Shares (the “New Voting Capital Amount”);

(b)	in connection with the issuance of New Non-Voting Shares pursuant to paragraph 3.1(g) of the Plan, an amount equal the excess of the paid-up capital, under the Canadian Tax Act, of the Common Shares immediately prior to such share exchange over the New Voting Capital Amount shall be added to the stated capital account maintained by Fording in respect of the New Non-Voting Shares; and

(c)	in connection with the issuance of Subco Preferred Shares pursuant to the Plan, an amount equal to the aggregate redemption amount of the Subco Preferred Shares so issued shall be added to the stated capital account maintained by Subco in respect of the Subco Preferred Shares.

ARTICLE 5

NOTE AND PREFERRED SHARE DETERMINATION

5.1 Subordinated Notes and Preferred Shares

      The aggregate principal amounts of the Subordinated Notes and the aggregate redemption amounts of the Subco Preferred Shares issued in connection with the Arrangement will, in each case, be such amount as is determined by the board of directors of Subco, except that:

(a)	the aggregate of (i) the aggregate principal amounts of the Subordinated Notes plus (ii) $205 million, shall not exceed nine times the aggregate redemption amounts of the Subco Preferred Shares issued pursuant to paragraph 3.1(l) and paragraph 3.1(r);

(b)	the sum of the aggregate principal amounts of the Subordinated Notes, the aggregate redemption amounts of the Subco Preferred Shares issued pursuant to paragraph 3.1(l) and paragraph 3.1(r) and the principal amount of the Subco Promissory Notes shall reflect the fair market value of the consideration received by Subco for the issuance of the Subordinated Notes, the Subco Preferred Shares issued pursuant to paragraph 3.1(l) and paragraph 3.1(r) and the issuance of the Subco Promissory Notes; and

(c)	the sum of the aggregate principal amounts of the Subordinated Notes, the aggregate redemption amounts of the Subco Preferred Shares issued pursuant to paragraph 3.1(l) and paragraph 3.1(r) and $445 million shall equal the product of (i) the aggregate number of Common Shares held by Participating Shareholders and (ii) $35.00 or such other amount as may be determined by the board of directors of Subco to be the fair market value per share of the Common Shares at the Effective Time.

5.2 Luscar/ CONSOL Subordinated Note and Luscar/ CONSOL Note

      The principal amount of the Luscar/ CONSOL Subordinated Note and the principal amount of the Luscar/ CONSOL Note issued in connection with the Arrangement will, in each case, be such amount as is determined by the board of directors of Subco except that the principal amount of the Luscar/ CONSOL Subordinated Note shall not exceed nine times the principal amount of the Luscar/ CONSOL Note, and the sum of the principal amount of the Luscar/ CONSOL Subordinated Note and the principal amount of the Luscar/ CONSOL Note shall be $224 million.

ARTICLE 6

DISSENTING SHAREHOLDERS

6.1 Rights of Dissent

      Pursuant to the Plan of Arrangement, Dissenting Shareholders who duly exercise their rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Common Shares shall have their Common Shares cancelled as of the Effective Time and prior to commencement of the transactions referenced to in Section 3.1 hereof in consideration of the fair value to be paid to them and will not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such holders not exercised their rights of dissent; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Common Shares will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder (other than OTPP) who elected the Unit Option.

6.2 Recognition of Dissenting Shareholders

      Neither the Corporation, Subco, any of the parties to the Combination Agreement nor any other person shall be required to recognize a Dissenting Shareholder as a holder of Common Shares from and after the Effective Time, nor as having any interest in the Fund other than in the circumstances where Subco elects to deliver moneys-worth of Units in satisfaction of its obligation to pay fair value to a Dissenting Shareholder. From and after the Effective Time, the names of Dissenting Shareholders shall be deleted from the register of holders of Common Shares maintained by the Corporation.

ARTICLE 7

OUTSTANDING CERTIFICATES

7.1 Outstanding Certificates

      From and after the Effective Time until and including the Proceeds Date, share certificates representing Common Shares (other than certificates in the name of a Dissenting Shareholder or a Small Non-Board Lot Holder) will represent the right to obtain the consideration issued pursuant to the Plan of Arrangement, consisting of $35.00 or one Unit per Common Share or a combination thereof in accordance with the elections made by the holder, subject to pro ration hereunder, if applicable.

7.2 Provision of Consideration

      As soon as practicable after the Proceeds Date:

(a)	there shall be delivered to each Participating Shareholder, certificates representing the Units and a cheque for the cash amount to which such holder is entitled pursuant to this Plan of Arrangement; and

(b)	there shall be delivered to each Small Non-Board Lot Holder a cheque for the cash amount to which such holder is entitled pursuant to this Plan of Arrangement, net of any required withholding on account of taxes.

      For greater certainty, Shareholders will not be required to send to the Depository the certificates representing their Common Shares in order to receive the Unit certificates and/or any cheque to which they are entitled to receive pursuant to this Arrangement.

7.3 Depository

      All distributions made with respect to any Units allotted and issued pursuant to this Arrangement but for which a certificate has not been, or cannot be, delivered, shall be paid and delivered to the Depository to be held by the Depository in trust for the registered holder thereof. All monies received by the Depository in respect of such Units shall be invested by it in interest-bearing trust accounts upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder such distributions and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Units issued to such holder in connection with the Arrangement.

7.4 No Entitlement to Interest

      The Participating Shareholders and Small Non-Board Lot Holders shall not be entitled to any interest, dividend, premium or other payment on or with respect to their former Common Shares other than the certificates representing the Units and/or the cheque that they are entitled to receive pursuant to this Plan of Arrangement.

7.5 Certificates

      After the Proceeds Date, the certificates formerly representing Common Shares will not represent any interest in the Fund, Subco or otherwise and shall be deemed to be cancelled, null and void.

ARTICLE 8

AMENDMENTS

8.1 Amendments

      Subject to the terms of the Combination Agreement, Fording, FCL and Subco reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	filed with the Court and, if made following the Meeting, approved by the Court; and

(b)	communicated to Securityholders in the manner required by the Court (if so required).

8.2 Proposed Amendments

      Subject to the Combination Agreement, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Fording, FCL or Subco at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Securityholders voting at the Meeting, in the manner required by the Interim Order, shall become part of this Plan of Arrangement for all purposes. In addition, Fording may amend, modify or supplement this Plan of Arrangement in accordance with the terms of the Combination Agreement.

8.3 Effectiveness of Amendments

      Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only:

(a)	if it is consented to by Fording, FCL and Subco; and

(b)	if required by the Court or applicable law, it is consented to by the Securityholders.